

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

July 20, 2006

Mr. Andrew Boulanger
Chief Financial Officer
Bennett Environmental Inc.
Suite 208 – 1540 Cornwall Road
Oakville, Ontario, Canada L6J 7W5

    **RE:    Form 40-F for the Fiscal Year ended December 31, 2004
            Form 6-K for the Fiscal Quarters ended March 31, 2005,
            June 30, 2005 and September 30, 2005
            File No. 0-30946**

Dear Mr. Boulanger:

    We have completed our review of your Form 40-F and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned at (202) 551-3255.

                  Sincerely,

                  Nili Shah
                  Branch Chief